UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 22, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933
AND
THE SECURITES ACT OF 1934

Alpha and Omega Semiconductor Limited

File No. 333-165823
File No. 001-34717

CF# 35308

_____

Alpha and Omega Semiconductor Limited submitted an application under Rules 406 and 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on March 31, 2010, Form 20-F filed on September 2, 2010, and Form 10-K filed September 9, 2011.

Based on representations by Alpha and Omega Semiconductor Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.8	F-1	March 31, 2010	July 27, 2018
10.10	F-1	March 31, 2010	July 27, 2018
4.18	20-F	September 2, 2010	July 27, 2018
4.20	20-F	September 2, 2010	July 27, 2018
10.15	10-K	September 9, 2011	July 27, 2018
10.18	10-K	September 9, 2011	July 27, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary